UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec to Bolster Automotive Motor Operations in the Americas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on March 27, 2013, in Kyoto, Japan

Nidec to Bolster Automotive Motor Operations in the Americas

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that, in an effort to streamline its group companies, the Company plans to establish NIDEC AUTOMOTIVE MOTOR AMERICAS CORPORATION as the strategic base for its automotive motor business in markets in the Americas.

1. Purpose of establishment of the new company

The Company has endeavored to strengthen its automotive motor business, one of its strategically important business areas, with an increasingly expanded product line-up consisting of brushless motors (whose main applications include: electric power steering, dual clutch transmissions, and engine oil pumps), which have long been one of the Company’s most competitive product categories, and brush motors (whose main applications include: engine cooling systems, anti-lock brake systems, and seat adjusters), which are one of the competitive product categories of NIDEC MOTORS & ACTUATORS (formerly, the motors and actuators business of Valeo S.A., a French company), which the Company acquired in December 2006.  The Company has been making efforts to increase sales of its automotive motor products particularly to European and Chinese automobile and component manufacturers.  In order to expand its automotive motor business in the North American market, one of the Company’s strategically important markets, the Company aims to meet customers’ requirements relating to environmental standards by streamlining the manufacturing, sales, and research and development operations under the supervision of [managing personnel/a director] responsible for overseeing the Company’s business operations in markets in the Americas, including the North American market, and providing a comprehensive line-up of compact and highly efficient motors.

2. Outline of the new company

(1) Name:

NIDEC AUTOMOTIVE MOTOR AMERICAS CORPORATION

(2) Address:

1800 Opdyke Court, Auburn Hills, Michigan 48326, U.S.A.

Tel: +1 248 340 9977

Fax: +1 248 340 7501

(3) Date of establishment:

April 5, 2013 (Plan)

(4) Capital & capital reserve:

US$41,313,320 (to be wholly owned by the Company)

(5) Officers:

Kazuya Hayafune, Director and Chairman (First Senior Vice President of Nidec Corporation)

Jack Sayed, Director, President & CEO (Vice President of Nidec Corporation)

(6) Organizational structure of the Nidec Group’s automotive motor business in the Americas

(7) Number of employees (April 2013):  548 employees (14 in the United States and 534 in Mexico)

(8) Business:

Development, manufacturing, and sale of automotive motors for the American market.

(9) Major products:

Brush motors:

Sunroof
Trunk opening/closing
ABS
Window opening/closing
Engine cooling
Door locking
Steering column adjustment
Electric torque management
Seat adjustment

(10) Sales contact

     Steve Saida

   VP Sales & Marketing

E-mail: steve.saida@nidec.com

Tel: +1 248 340 9977 (Office)   +1 248 340 1107 (Direct)   +1 248 977 9505 (Mobile)

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